UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               SWIFTYNET.COM, INC.

                                  COMMON STOCK

                              CUSIP NO.870763 10 9

                              Bruce Brashear, Esq.
                           Brashear & Associates, P.L.
                              926 N.W. 13th Street
                              Gainesville, FL 32601
                                 (352) 336-0800

                                 April 23, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        CUSIP NO. 870763 10 9 Page 1 of 4


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                                              CUSIP NO. 870763 10 9 Page 2 of 4
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(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rachel L. Steele  ###-##-####
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                    (a)     /./
                                    (b)     /X/
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS

         PF

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             /NA/

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen

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                                    (7)     SOLE VOTING POWER


                                     ............5,232,700..............
NUMBER OF SHARES

                                    (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY

EACH REPORTING PERSON                .................0.................

WITH

                                    (9)     SOLE DISPOSITIVE POWER


                                     ............5,232,700..............

                                    (10)    SHARED DISPOSITIVE POWER


                                    ..................0.................
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,232,700 *Please refer to Exhibit A for ownership prior to the date of this amended Schedule.

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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           /NA/

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              CUSIP NO. 870763 10 9 Page 3 of 4

         41.8% *Please refer to Exhibit A for ownership prior to the date of this amended Schedule.

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(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN

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Item 1. Security and Issuer.

This schedule relates to shares of Common Stock with a par value of $.0001 of SwiftyNet.com, Inc. (the "Issuer") The Issuer's principal executive office is located at 201 East Kennedy Boulevard, Suite 520, Tampa, Florida 33602. The Issuer's President and Secretary is Rachel L. Steele. Donald Hughes is Vice-President. Raymond Lipsch is Treasurer, CFO and CEO of the Issuer.

Item 2. Identity and Background.

(a) Rachel L. Steele; (b) Residence:761 Coral Reef Drive, Tampa Florida 33602;
(c) Ms. Steele's principal business is acting as President and Secretary of the Issuer; (d) Ms. Steele has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years;
(e) Ms. Steele has not been a party to a civil proceeding involving state or federal laws or violations thereof in the last five years.(f) Ms. Steele is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used to acquire any securities were personal funds. Some of the funds were obtained for the purpose of purchasing and holding securities.

Item 4. Purpose of Transaction.

Ms. Steele obtained the majority of her stock in the Issuer upon its formation. The purpose of any acquisition of securities by Ms. Steele is investment. The reporting person intends to continuously review her position in SwiftyNet.com, Inc. and may, depending upon the evaluation of the Issuer's business and prospects, as well as upon future developments, price, availability of shares and other factors, determine to increase, decrease or eliminate her position in the Issuer.

The reporting person is not considering any plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Issuer other than general knowledge that the Issuer's securities are the subject of a public offering where its securities will be sold and purchased; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Issuer's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer's business, corporate structure, charter or by-laws; (g) any change in the Issuer's charter, bylaws or instruments which would impede the acquisition of control of the Issuer by any person; (h) any class of securities

                                              CUSIP NO. 870763 10 9 Page 4 of 4

of the Issuer to be delisted; (i) the Issuer's common stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Ms. Steele directly beneficially owns an aggregate interest of 41.8% in the Issuer with a total of 5,232,700 common shares. *Please refer to Exhibit A for ownership prior to the date of this amended Schedule. The Issuer has a total of 50,000,000 common shares authorized. As of June 30, 2000, 12,514,120 shares and 318,240 Purchase Warrants were outstanding. All but 972,012 shares are restricted under Rule 144. All of Ms. Steele's shares in the Issuer are restricted. (b) Ms. Steele has the power to vote all shares owned in the Issuer and to dispose or to direct the disposition of those shares; (c) No transactions were effected during the last 60 days other than the following disposition of shares on the Over-the-Counter Bulletin Board: 2,500 shares on June 2, 2000 at $1.50 per share; 2,000 shares on June 14, 2000 at $1.625 per share; 5,000 on June 15,2000 at $1.6875 per share; and, 6,500 shares on June 19, 2000 at $1.75 per share; (d) Ms. Steele has the right to receive dividends from all of her shares. She has the power to direct the distribution of shares in the Issuer as an officer, director and voting shareholder; (e) NA.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to Be Filed as Exhibits.

Exhibit A sets forth all of Ms. Steele's transactions since April 23, 1999 and her percentage ownership of the total outstanding shares of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Rachel Steele

                                          ------------------------------
Date:  July 18, 2000                      Rachel L. Steele, President, Secretary
                                          SwiftyNet.com, Inc.

                                    Exhibit A

Rachel Steele                SwiftyNet.com, Inc.       Exhibit A to Schedule 13D

Transaction Date              Number of Shares   Price per Share   Percentage of
                                  Purchased                            Total

April 23, 1999                      25,000           $5.00
April 23, 1999                      10,000           $5.00
April 23, 1999                      10,000           $5.00
April 23, 1999                      50,000           $5.00
April 23, 1999                      30,000           $5.00
April 23, 1999                      5,000            $5.00
April 23, 1999                      8,000            $5.00
April 23, 1999                      20,000           $5.00
June 30, 1999                                                          67.2%
July 7, 1999                        2,500            $4.00
July 12, 1999                       3,000            $4.38
July 23, 1999                       1,000            $4.31
July 30, 1999                                                          67.1%
August 2, 1999                      2,000            $4,406
August 4, 1999                      1,500            $4.50
August 24, 1999                     2,000            $4.38
August 25, 1999                     6,500            $4.50
September 1, 1999                   1300             $4,375
September 16, 1999                  1,000            $4
September 17, 1999                  2,000            $4
September 21, 1999                  1,000            $4.38
September 21, 1999                  1,000            $4.38
September 22, 1999                  3,500            $4 7/8
September 22, 1999         *A   3,500                $4.88
9/24/99                             1,500            $4.88
9/27/99                             1,000            $4.13
9/28/99                    *A  3,000                 $4.50
9/28/99                             600              $4.50
10/1/99                             600              $4.50
10/1/99                    *A  3,000                 $4 1/2
10/18/99                            200,000          $4.00
10/18/99                            25,000           $4.00
10/18/99                            25,000           $4.00
10/18/99                            10,000           $4.00
10/18/99                            2,000            $4.00
10/20/99                            500              $4.00
10/20/99                            2,000            $3.13
10/25/99                            500              $4
10/25/99                            2,000            $3.13
10/27/99                            1,500            $3.13
10/27/99                   *A  20,000                $3.13
October 31, 1999                                                        64.0%
11/2/99                             1,000            $3.50
11/3/99                             1,000            $3.50
11/3/99                    *A  20,000                $3.50
11/4/99                             1,000            $3.50
11/5/99                             2,000            $3.50
11/9/99                             3,000            $3.50
11/18/99                            2,000            $2.09
11/23/99                            3,000            $2.50
December 31, 1999                                                       50.6%

Transaction Date               Number of Shares  Price per Share   Percentage of
                                  Purchased                            Total

January 4, 2000                     2,000            $1.78
January 5, 2000                     1,000            $1.78
January 5, 2000                     1,500            $1.88
January 6, 2000                     2,000            $2.02
January 7, 2000                     1,500            $2.05
January 10, 2000                    2,000            $2.06
January 10, 2000                    2,000            $2.06
January 12, 2000                    7,000            $2.25
January 18, 2000                    6,000            $2.35
January 19, 2000                    6,000            $2.37
February 2, 2000                                                       50.3%
February 2, 2000                    2,000            $2.26
February 2, 2000                    1,000            $2.03
February 7, 2000                    1,500            $2.03
February 9, 2000                    2,500            $1.75
February 11, 2000                   500              $1.75
February 14, 2000                   1,000            $1.90
February 17, 2000                   2,000            $2.44
February 17, 2000                   4,000            $2.17
February 18, 2000                   2,000            $2.63
February 24, 2000                   3,000            $3.45
February 25, 2000                   2,000            $2.50
February 28, 2000                   1,000            $3.41
February 29, 2000                   1,000            $3.63
March 16, 2000                      3,000            $2.50
March 17, 2000                      1,000            $2.85
March 21, 2000                      2,000            $2.69
March 21, 2000                      4,000            $2.62
March 22, 2000                      2,500            $2.63
March 23, 2000                      2,000            $2.61
March 30, 2000                                                          49.2%

*A indicates acquisition of stock
all other entries are dispositions